UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 1 - 3525

AEP RETIREMENT SAVINGS 401(K) PLAN
(Full title of the plan)

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

AEP RETIREMENT SAVINGS 401(K) PLAN
INDEX
December 31, 2019 and 2018

Page Number

Signatures	2

Reports of Independent Registered Public Accounting Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedules
Schedule of Assets (Held as of End of Year)	20

Exhibit Index	38
Exhibit 23(1)

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting with Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Finance Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

		By:	/s/ Julie Sloat
Julie Sloat, SVP and Treasurer

Date:	June 26, 2020

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of AEP Retirement Savings 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of AEP Retirement Savings 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statements of changes in net assets available for benefits for the years then ended , including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Columbus, OH
June 26, 2020

We have served as the Plan’s auditor since 2019.

AEP RETIREMENT SAVINGS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2019 and 2018

	December 31,
	2019	2018
ASSETS
Investments at Fair Value	$4,276,669,965	$3,550,337,169

Investments at Contract Value	616,389,451	650,613,332

Notes Receivable from Participants	76,418,775	83,446,674

NET ASSETS AVAILABLE FOR BENEFITS	$4,969,478,191	$4,284,397,175

See Notes to Financial Statements beginning on page 6.

AEP RETIREMENT SAVINGS 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2019 and 2018

	Years Ended December 31,
	2019	2018
INVESTMENT INCOME (LOSS)
Net Appreciation (Depreciation) in Investments	$845,829,651	$(233,641,984)
Interest and Dividends	26,911,880	26,169,986
Total Investment Income (Loss)	872,741,531	(207,471,998)

CONTRIBUTIONS
Participants	186,734,657	178,238,751
Employer	75,761,959	71,928,370
Total Contributions	262,496,616	250,167,121

DISTRIBUTIONS TO PARTICIPANTS	(456,624,017)	(422,887,215)

ADMINISTRATIVE AND MANAGEMENT FEES
Professional Fees	(443,398)	(510,340)
Investment Advisory and Management Fees	(6,216,488)	(6,521,121)
Other Fees	(478,387)	(490,723)
Total Administrative and Management Fees	(7,138,273)	(7,522,184)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	4,304,413	3,959,944

NET INCREASE (DECREASE) IN NET ASSETS BEFORE TRANSFERS	675,780,270	(383,754,332)

TRANSFERS INTO PLAN (Note 1)	9,300,746	—

NET INCREASE (DECREASE) IN NET ASSETS	685,081,016	(383,754,332)

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	4,284,397,175	4,668,151,507

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$4,969,478,191	$4,284,397,175

See Notes to Financial Statements beginning on page 6.

AEP RETIREMENT SAVINGS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2019 and 2018

1. PLAN DESCRIPTION

The following description of the AEP Retirement Savings 401(k) Plan (known as American Electric Power System Retirement Savings Plan prior to January 1, 2019) (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan’s information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

The Plan is a defined contribution plan that became effective and commenced operations on January 1, 1978. The Plan covers full-time and part-time employees of the participating subsidiaries of American Electric Power Company, Inc. (AEP or the Company) who are not excluded by the terms of the Plan, such as pursuant to a unionized collective bargaining agreement. American Electric Power Service Corporation (AEPSC) is the plan administrator (Plan Administrator) and plan sponsor (Plan Sponsor). AEPSC is a wholly-owned subsidiary of AEP. JPMorgan Chase Bank (JPMorgan) is the primary trustee for the Plan. Great-West Financial Retirement Plan Services, LLC (Empower Retirement) is the plan record keeper. Effective May 23, 2016, American Electric Power Service Corporation (AEPSC) appointed Great-West Trust Company, LLC (GWTC) is a trustee/custodian for certain cash held on behalf of the Plan pending investment or disbursement.

AEP Energy, Inc. (AEPE) is wholly -owned by AEP Retail Energy Partners LLC, which is a wholly-owned Subsidiary of AEP. In January 2020, AEPE employees became eligible to participate in the Plan. In connection with that transition, the AEP Energy, Inc. 401(k) Retirement Plan was merged into the Plan and as a result, approximately $9.3 million in assets were transferred to the Plan on December 30, 2019.

Contributions

Newly eligible employees are automatically enrolled in the Plan with a 3% pretax deferral. Such deferrals automatically increase each year by 1% to a maximum of 6%. Employees may opt out of the automatic enrollment or revise their elections after they are notified of their right not to have such pretax deferrals made on their behalf and how their account will be invested in the absence of their making an investment election. Generally, eligible employees participating in the Plan may make contributions (pretax, after-tax or Roth 401(k) contributions) in 1% increments up to 50% of their eligible pay (within Internal Revenue Service (IRS) limits), although pretax and Roth 401(k) amounts are limited to $19,000 for 2019 and $18,500 for 2018. Participants who are age 50 and older are eligible to contribute additional pretax or Roth 401(k) amounts as catch-up contributions. The catch-up contribution limit was $6,000 for 2019 and 2018. An employee who is eligible to participate in the Plan also may roll eligible retirement benefits into the Plan. The participating employers contribute to the Plan, on behalf of each participant, an amount equal to 100% of the participant’s non-rollover contributions up to 1% of the participant’s eligible compensation for each payroll period, plus 70% of the participant’s contributions for the next 5% of the participant’s eligible compensation for each payroll period, subject to certain limitations. All contributions that are withheld from a participant’s pay or are made by the participating employers are deposited in the AEP Retirement Savings 401(k) Plan Trust after each pay period. The Plan, in a manner consistent with the requirements under Section 401 of the Internal Revenue Code (IRC), restricts the amount that certain participants who are deemed highly compensated may contribute to the Plan, provided that it is AEPSC’s intent that the Plan include a “qualified automatic contribution arrangement” (as defined in Section 401(k)(13) of the IRC), such that only the after-tax contributions made by such highly compensated participants may be subject to such restrictions.

Notes Receivable from Participants

Participants may borrow from their savings plan accounts a minimum of $1,000 but no more than the lesser of $50,000 or 50% of their account balance. Loan terms range from 12 months to 60 months (or up to 180 months for certain residential loans), or any monthly increment in-between. Interest rates, fixed for the life of the loan, are calculated by adding 1% to the prime rate, as reported in the Wall Street Journal as of the first business day of the calendar month in which the loan is taken. Active employees repay principal and interest payments through payroll deductions.

Participant loans and the accrued interest are collateralized by the account balance, and upon default, the outstanding balance is subject to income taxes and possible tax penalty. No allowance for credit losses has been recorded at December 31, 2019 or 2018.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings and losses and charged with benefit payments and allocations of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participants may transfer the value of their cumulative contributions, in any whole percentage or dollar amount, among investments, and change their investment elections on a daily basis. Participants may change their payroll contribution elections coinciding with the Company’s payroll periods.

Participants may make investments in 1% increments among various unitized funds established by the Plan including index funds, bond funds, growth funds, value funds, target date funds, and a stable value fund. The assets of each of the funds are held in the custody of JPMorgan, as trustee, and record-kept at the participant level by Empower Retirement. As the Plan owns the underlying assets of each of these funds, the financial statements present the underlying investments of these unitized funds. In the absence of a participant-directed investment, contributions are invested in a target date fund based on the participant's date of birth and estimated retirement date.

The AEP Stock Fund is an investment option in the Plan. Participants can elect to have dividends generated from their unitized holdings in the AEP Stock Fund paid out in cash, rather than automatically reinvested in the fund. The dividend payouts are made periodically (at least annually) and are treated as ordinary income to the participants for tax purposes.

In addition to the above, the Plan offers a self-directed brokerage account (SDB) option that allows participants to invest in retail mutual funds and money market funds.

Vesting and Distribution

Participants are immediately vested in their pretax, after-tax, Roth 401(k) and the Company contributions, including earnings thereon; provided that certain matching contributions made to participants of the AEP Energy, Inc. 401(k) Retirement Plan may be only partially vested in accordance with existing vesting positions of this plan. Excluding participants’ pretax and Roth 401(k) contributions, profit sharing contributions, and post-2008 Company matching contributions, all participants may make an unlimited number of withdrawals of their interest in the Plan at any time, including their pre-2009 Company matching contributions. Pretax, Roth 401(k) and profit sharing contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier upon hardship (as defined by the Plan), or following termination of employment. Post-2008 Company matching contributions are eligible for withdrawal by participants only after age 59-1/2, or earlier following earlier termination of employment, but not upon hardship.

2. ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition

Participants direct the investment of their plan accounts among various investment options offered by the Plan. Investments in securities are reported at fair value while fully benefit responsive investment contracts are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities have been recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan’s gains or losses on investments bought or sold as well as held throughout the year. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. These amounts are reinvested by the Trustee in the funds that generated such income with the exception of the AEP Stock Fund, which pays or reinvests dividends at the direction of each participant.

Notes Receivable from Participants

Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are not recorded as distributions until actually distributed based on the terms of the Plan document.

Administrative and Management Fees

Administrative and Management Fees incurred relating to JPMorgan and Empower Retirement during 2019 and 2018 totaled $2,476,479 and $2,694,686, respectively. The Plan directly pays for administrative, record keeping and management fees. Fees related to the administration of Notes Receivable from Participants are charged directly to the participant's account and are included in the administrative expenses. Investment related expenses are included in Net Appreciation (Depreciation) in Investments.

Distributions to Participants

Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets. The estimates and assumptions used are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from the estimates.

Fair Value Measurements of Assets

The accounting guidance for “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). AEPSC’s staff independently monitors valuation policies and procedures and provides members of the Benefits Finance Committee (BFC) and its Investment Subcommittee (IC) various monthly and quarterly reports, regarding compliance with policies and procedures. The BFC consists of AEPSC’s Chief Financial Officer, Treasurer, Chief Administrative Officer, Senior Vice President Strategy and Transformation, Executive Vice President General Counsel and the Executive Vice President - Energy Supply of

AEP. The IC consists of AEPSC’s Treasurer, Director of Trusts and Investments and two Managing Directors of Corporate Finance.

The Plan utilizes its Trustee’s external pricing service to estimate the fair value of the underlying investments held in the Plan. The Plan’s investment managers review and validate the prices utilized by the Trustee to determine fair value. The Plan Administrator performs its own valuation testing to verify the fair values of the securities, in part by reviewing audit reports of the Trustee’s operating controls and valuation processes.

Assets in the Plan are classified using the following methods. Equities are classified as Level 1 holdings if they are actively traded on exchanges. Items classified as Level 1 are investments in equity securities and registered investment companies. They are valued based on observable inputs primarily unadjusted quoted prices in active markets for identical assets. Items classified as Level 2 are primarily investments in individual fixed income securities. Fixed income securities generally do not trade on exchanges and do not have an official closing price but their valuation inputs are based on observable market data.

The Trustee uses multiple pricing vendors for the assets held in trust. The Trustee’s pricing vendors calculate bond valuations using financial models and matrices. The models use observable inputs including yields on benchmark securities, quotes by securities brokers, rating agency actions, discounts or premiums on securities compared to par prices, changes in yields for U.S. Treasury securities, corporate actions by bond issuers, prepayment schedules and histories, economic events and, for certain securities, adjustments to yields to reflect changes in the rate of inflation. Cash equivalent funds are held to provide liquidity and meet short term cash needs. The underlying holdings in the cash funds may consist of commercial paper, certificates of deposit, treasury bills, and other short-term debt securities. Short-term debt securities are valued based on observable market data by the trust banks pricing vendor. Other securities with model-derived valuation inputs that are observable are also classified as Level 2 investments. Investments with unobservable valuation inputs are classified as Level 3 investments. Investments classified as “Other” are valued using Net Asset Value (NAV) as a practical expedient. Items classified as Other are primarily cash equivalent funds and common collective trusts. These investments do not have a readily determinable fair value or they contain redemption restrictions which may include the right to suspend redemptions under certain circumstances. Redemption restrictions on common collective trusts may also prevent certain investments from being redeemed at the reporting date for the underlying value. There are no unfunded commitments for investments in common collective trusts.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, AEPSC has the right to take such actions as will allow contributions to the Plan to be discontinued at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants would be made 100 percent vested in their accounts.

4. INVESTMENT CONTRACTS

The Plan's Managed Income Fund provides a stable value investment option that includes fully benefit-responsive synthetic investment wrap contracts which assure the book value of investments in that fund for plan participants. The fund’s underlying assets, which are held in a trust, utilize wrap contracts issued by four financial institutions as of December 31, 2019 and 2018. The fund’s underlying investment or investments, usually a portfolio owned by the Plan, consist primarily of high quality, intermediate term fixed income securities and guaranteed investment contracts. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus credited interest, less participant withdrawals, without regard to changes in the fair value of the investments and securities underlying the fund. The rates for crediting interest are reset periodically based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. The interest crediting rate cannot be less than 0%. Certain events initiated by the Plan Sponsor, such as a plan termination or a plan merger, would limit the ability of the Plan to administer participant-level transactions at contract value or may allow for the termination of the wrap contract at market value, rather than contract value.

The Plan Sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable as of December 31, 2019 or the date these financial statements are issued.

5. PARTY-IN-INTEREST TRANSACTIONS

Certain transactions involving the Plan and its assets during 2018 and 2019 involved parties in interest with respect to the Plan, but most of those transactions were not prohibited transactions under ERISA because of the applicability of one or more exemptions. The exempt party-in-interest transactions involving the Plan included the following: JPMorgan has acted as trustee and custodian under the Plan, while its affiliates have acted as (a) investment managers for a number of the Plan’s investment options and (2) GWTC has been acting as a trustee and custodian under the Plan since May 23, 2016, while its affiliates have acted as (a) the Plan’s record keeper and (b) investment advisor or investment manager for a number of plan participants with respect to the amounts held in their Plan accounts.

As of December 31, 2019 and 2018, the Plan held 4,029,878 and 4,338,774 shares, respectively, of common stock of American Electric Power Company, Inc., the parent company of the Plan Sponsor, with a cost basis of $194,730,662 and $197,321,445, respectively. During the year ended December 31, 2019, the Plan acquired 295,761 shares of that common stock with a fair value of $25,684,663 and disposed of 604,657 shares with a fair value of $53,381,854. During the year ended December 31, 2018, the Plan acquired 455,345 shares of that common stock with a fair value of $30,852,076 and disposed of 631,110 shares with a fair value of $45,704,567. During the years ended December 31, 2019 and 2018, the Plan recorded dividend income of $11,409,018 and $11,780,742, respectively, related to its investment in that common stock.

The Plan entered into a non-exempt prohibited transaction when it made a series of payments to the Trustee between February 2014 and January 2017. ERISA Section 406(a)(1)(D) prohibits the use of plan assets by, or transfer of plan assets to, a party in interest (such as a fiduciary investment manager or Trustee). Although an exemption under ERISA 408(b)(2) generally is applicable to contracts with parties (such as Trustees) for services necessary for the operation of a plan where no more than reasonable compensation is paid therefor, the described payments represent the amount invoiced and paid by the Plan for services later determined not to have been applicable to the Plan.

Therefore, although the Trustee had an agreement to charge the subject fees when participating in class actions on behalf of the Plan, the amount of the subject billings related to class actions in which the Plan had no interest, resulting in the imposition of charges for which the Plan received services that were not applicable to the Plan. The erroneous charges from January 2017 were identified and almost immediately reimbursed in March 2017. Following a more thorough review of historical invoices, additional such charges were identified from February 2014 and October 2015 and reimbursed to the Plan in January 2018. The Plan received payment of its lost earnings attributable to the charges from the Trustee in June 2018 and this transaction is considered fully remediated.

6. FAIR VALUE MEASUREMENTS

For a discussion of fair value accounting and the classification of assets within the fair value hierarchy, see the “Fair Value Measurements of Assets” section of Note 2.

Plan Assets within the Fair Value Hierarchy as of December 31, 2019

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$600,687,149	$—	$—	$—	$600,687,149
AEP Stock	380,863,770	—	—	—	380,863,770
Subtotal Equities	981,550,919	—	—	—	981,550,919

Common/Collective Trusts
JPMorgan Liquidity Fund (a)	—	—	—	19,859,891	19,859,891
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	191,414,132	191,414,132
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	347,678,996	347,678,996
Mellon Capital Stock Index Fund (a)	—	—	—	1,043,780,733	1,043,780,733
Mellon Capital International Stock Index Fund (a)	—	—	—	637,365,934	637,365,934
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	521,931,878	521,931,878
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	24,771,357	24,771,357
JPMorgan Strategic Property Fund (a)	—	—	—	58,824,271	58,824,271
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	47,176,380	47,176,380
Columbia Trust Focused Large Cap Growth Fund (a)	—	—	—	181,483,856	181,483,856
Metwest Total Return Bond Fund	—	—	—	41,507,995	41,507,995
Subtotal Common/Collective Trusts	—	—	—	3,115,795,423	3,115,795,423

Self-Directed Brokerage Account (a)	73,408,748	—	—	15,537,182	88,945,930
Registered Investment Companies	93,186,718	—	—	—	93,186,718
Cash Equivalents (a)	—	—	—	161,649	161,649
Accrued Items and Unsettled Trades (a)	(1,003,428)	(8,484)	—	(1,958,762)	(2,970,674)

Total Assets Reflecting Investments at Fair Value	$1,147,142,957	$(8,484)	$—	$3,129,535,492	$4,276,669,965

(a)Amounts in “Other” column represent investments for which fair value is measured using net asset value per share.

Plan Assets within the Fair Value Hierarchy as of December 31, 2018

	Level 1	Level 2	Level 3	Other	Total
Equities
Corporate Stocks	$521,880,397	$—	$—	$—	$521,880,397
AEP Stock	324,279,969	—	—	—	324,279,969
Subtotal Equities	846,160,366	—	—	—	846,160,366

Fixed Income
Government Bonds	—	15,656,078	—	—	15,656,078
Corporate Debt Securities	—	13,365,008	—	—	13,365,008
Mortgage Backed Securities	—	12,043,896	—	—	12,043,896
Subtotal Fixed Income	—	41,064,982	—	—	41,064,982

Common/Collective Trusts
JPMorgan Liquidity Fund (a)	—	—	—	16,275,892	16,275,892
Mellon Capital Small Cap Stock Index Fund (a)	—	—	—	155,591,639	155,591,639
Mellon Capital Mid Cap Stock Index Fund (a)	—	—	—	261,037,193	261,037,193
Mellon Capital Stock Index Fund (a)	—	—	—	791,410,430	791,410,430
Mellon Capital International Stock Index Fund (a)	—	—	—	513,687,288	513,687,288
Mellon Capital REIT Index Fund (a)	—	—	—	28,663,650	28,663,650
Mellon Capital Aggregate Bond Index Fund (a)	—	—	—	500,674,213	500,674,213
Mellon Capital Treasury Inflation-Protected Securities Fund (a)	—	—	—	21,154,104	21,154,104
JPMorgan Strategic Property Fund (a)	—	—	—	56,341,266	56,341,266
Mellon Capital Emerging Markets Stock Index Fund (a)	—	—	—	29,657,890	29,657,890
Columbia Trust Focused Large Cap Growth Fund (a)	—	—	—	144,736,195	144,736,195
Subtotal Common/Collective Trusts	—	—	—	2,519,229,760	2,519,229,760

Self-Directed Brokerage Account (a)	64,289,056	—	—	14,027,054	78,316,110
Registered Investment Companies	65,398,438	—	—	—	65,398,438
Cash Equivalents (a)	4,394,623	—	—	5,741	4,400,364
Accrued Items and Unsettled Trades (a)	1,005,499	(2,420,291)	—	(2,818,059)	(4,232,851)

Total Assets Reflecting Investments at Fair Value	$981,247,982	$38,644,691	$—	$2,530,444,496	$3,550,337,169

(a)Amounts in “Other” column represent investments for which fair value is measured using net asset value per share.

The following tables set forth a summary of the Plan's investments with a reported Net Asset Value as a practical expedient as of December 31, 2019 and 2018:

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2019

Common/Collective Trusts	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
JPMorgan Liquidity Fund	$19,859,891	Daily	1 Day
Mellon Capital Small Cap Stock Index Fund	191,414,132	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	347,678,996	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	1,043,780,733	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	637,365,934	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	521,931,878	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	24,771,357	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	58,824,271	Quarterly	45 Days
Mellon Capital Emerging Markets Stock Index Fund	47,176,380	Daily	Trade Date + 1
Columbia Trust Focused Large Cap Growth Fund	181,483,856	Daily	Trade Date + 1
Metwest Total Return Bond Fund	41,507,995	Daily	Trade Date + 1
Self-Directed Brokerage Account	15,537,182	Daily	Trade Date + 1
Total Assets	$3,131,332,605

Fair Value Estimated Using Net Asset Value per Share as of December 31, 2018

Common/Collective Trusts	Fair Value	Redemption Frequency (If currently eligible)	Redemption Notice Period
JPMorgan Liquidity Fund	$16,275,892	Daily	1 Day
Mellon Capital Small Cap Stock Index Fund	155,591,639	Daily	Trade Date + 1
Mellon Capital Mid Cap Stock Index Fund	261,037,193	Daily	Trade Date + 1
Mellon Capital Stock Index Fund	791,410,430	Daily	Trade Date + 1
Mellon Capital International Stock Index Fund	513,687,288	Daily	Trade Date + 1
Mellon Capital REIT Index Fund	28,663,650	Daily	Trade Date + 1
Mellon Capital Aggregate Bond Index Fund	500,674,213	Daily	Trade Date + 1
Mellon Capital Treasury Inflation-Protected Securities Fund	21,154,104	Daily	Trade Date + 1
JPMorgan Strategic Property Fund	56,341,266	Quarterly	45 Days
Mellon Capital Emerging Markets Stock Index Fund	29,657,890	Daily	Trade Date + 1
Columbia Trust Focused Large Cap Growth Fund	144,736,195	Daily	Trade Date + 1
Self-Directed Brokerage Account	14,027,054	Daily	Trade Date + 1
Total Assets	$2,533,256,814

It is the Plan’s policy to record transfers in and transfers out of each level at the end of each reporting period. There have been no transfers between Level 1, Level 2, and Level 3 during the years ended December 31, 2019 and 2018.

7. RISK AND UNCERTAINTIES

The Plan invests in various investment instruments, and investment securities are exposed to various risks, such as interest rate, credit and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

8. FEDERAL INCOME TAX

The IRS has issued a favorable determination letter dated December 8, 2017 with respect to the Plan. A favorable determination letter indicates that, in the opinion of the IRS, the terms of the Plan meets the requirements of Section 401(a) of the IRC, and thereby recognizes the exempt status of the Plan’s trust pursuant to Section 501(a) of the IRC.

The Plan has been amended subsequent to the issuance of that IRS determination letter. Plan management believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan’s trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more than likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following tables are reconciliations of participant loans and net assets available for benefits per the financial statements to the Form 5500.

	January 1,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (a)	2019	2018
Beginning Balance per Financial Statements	$83,446,674	$84,946,911
Less: Loans Deemed Distributed with No Post-Default Payments	(4,687,356)	(4,013,858)
Balance Reported on Form 5500	$78,759,318	$80,933,053

	December 31,
Participant Loans - Schedule H, Part I, Line 1c(8), Column (b)	2019	2018
Ending Balance per Financial Statements	$76,418,775	$83,446,674
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(5,492,568)	(4,687,356)
Balance Reported on Form 5500	$70,926,207	$78,759,318

	January 1,
Net Assets - Schedule H, Part I, Line 1l, Column (a)	2019	2018
Beginning Balance per Financial Statements	$4,284,397,175	$4,668,151,507
Less: Loans Deemed Distributed with No Post-Default Payments	(4,687,356)	(4,013,858)
Beginning Balance Reported on Form 5500	$4,279,709,819	$4,664,137,649

	December 31,
Net Assets - Schedule H, Part I, Line 1l, Column (b)	2019	2018
Ending Balance per Financial Statements	$4,969,478,191	$4,284,397,175
Less: Assets and Activity Related to Loans Deemed Distributed with No Post-Default Payments	(5,492,568)	(4,687,356)
Balance Reported on Form 5500	$4,963,985,623	$4,279,709,819

	December 31,
Increase (Decrease) in Net Assets - Schedule H, Part II, Line 2k	2019	2018
Per Financial Statements	$675,780,270	$(383,754,332)
Less: Loans Deemed Distributed	(805,213)	(673,498)
Reported on Form 5500	$674,975,057	$(384,427,830)

10. SUBSEQUENT EVENTS

In March 2020, COVID-19 was declared a pandemic by the World Health Organization and the Centers for Disease Control and Prevention. Its rapid spread around the world and throughout the United States prompted many countries, including the United States, to institute restrictions on travel, public gatherings and certain business operations. The ultimate impact of COVID-19 on the Plan depends on factors beyond the Plan Sponsor's knowledge or control, including the duration and severity of this outbreak as well as third-party actions taken to contain its spread and mitigate its public health effects. Therefore, the Plan Sponsor cannot estimate the potential future impact to participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

During March 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law. The CARES Act also provides relief to participants with outstanding plan loans (on or after March 27, 2020) by allowing for a suspension of the loan payments (due from March 27, 2020 through December 31, 2020). During the suspension period, interest will continue to accrue. The term of the loan may extend for a period of up to one year without violating the original term period.

Pursuant to the CARES Act, the Company has changed the Plan to allow certain qualified participants impacted by COVID-19 to take withdrawals up to $100,000 between January 1, 2020 and December 30, 2020. These COVID-19 related distributions are not subject to the early withdrawal penalty, or to 20% federal tax withholding; but they are subject to a 10% federal tax withholding requirement, and participants have the option to spread the applicable income tax resulting from the COVID-19 related distribution over a 3 year period. Participant who obtain a COVID-19 related distribution may repay the distribution to an eligible retirement plan within the three-year period following the distribution to defer otherwise applicable taxation.

Pursuant to the CARES Act, the Company has changed the Plan to temporarily allow certain qualified participants to obtain a COVID-19 related plan loans for the lesser of: (1) $100,000 (increased from $50,000), or (2) 100% increased from 50%) of the participant’s vested account balance. This is only available for plan loans made during the period from March 27, 2020 to September 22, 2020.

AEP RETIREMENT SAVINGS 401(K) PLAN
PLAN #002 EIN #13-4922641
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

	Identity of Issuer, Borrower, Lessor or Similar Party	Current Value

	Managed Income Fund

	Money Market Fund
(a)	JPMORGAN US GOVT MMKT FUND CAPITAL SHARES - FUND	$26,535,743
	Total Money Market Fund	$26,535,743

	Corporate Debt Securities
	3M CO	$372,065
	ABBVIE INC	2,156,055
	ACTIVISION BLIZZARD INC	537,014
	ADVOCATE HEALTH & HOSPITALS CORP	776,804
	AIG GLOBAL FUNDING	1,057,302
	AIR LIQUIDE FINANCE SA	470,467
	ALEXANDRIA REAL ESTATE EQUITIES INC	724,039
	ALLIANT ENERGY FINANCE LLC	198,663
	ALLY AUTO RECEIVABLES TRUST 2018-3	560,046
	ALLY AUTO RECEIVABLES TRUST 2019-3	255,150
	AMEREN ILLINOIS CO	1,571,146
	AMERICAN EXPRESS CO	1,921,800
	AMERICAN EXPRESS CREDIT ACCOUNT MASTER TRUST	1,758,682
	AMERICAN HONDA FINANCE CORP	2,470,070
	AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2018-2	880,092
	AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2019-3	370,527
	AMPHENOL CORP	572,114
	ANALOG DEVICES INC	378,219
	ANGLO AMERICAN CAPITAL PLC	209,705
	ANHEUSER-BUSCH INBEV FINANCE INC	803,098
	ANHEUSER-BUSCH INBEV WORLDWIDE INC	643,184
	APPLE INC	571,417
	ARCHER-DANIELS-MIDLAND CO	447,893
	ARI FLEET LEASE TRUST 2017-A	125,724
	ARI FLEET LEASE TRUST 2018-B	712,518
	AT&T INC	1,716,356
	AVALONBAY COMMUNITIES INC	516,262
	BA CREDIT CARD TRUST	1,989,298
	BAE SYSTEMS HOLDINGS INC	346,547
	BAE SYSTEMS PLC	574,690
	BAKER HUGHES A GE CO LLC	592,360
	BANK OF AMERICA CORP	4,197,512
	BANK OF AMERICA NA	260,483
	BANK OF MONTREAL	2,211,947
	BANK OF NEW YORK MELLON CORP/THE	1,329,385
	BANK OF NOVA SCOTIA/THE	1,482,778
	BAPTIST HEALTH SOUTH FLORIDA INC	476,548
	BAYER US FINANCE II LLC	891,805
	BLACK HILLS CORP	420,317
	BMW US CAPITAL LLC	2,005,217
	BMW VEHICLE LEASE TRUST 2018-1	944,432
	BMW VEHICLE OWNER TRUST 2019-A	515,419
	BNP PARIBAS SA	837,828
	BOEING CO/THE	756,331

BOSTON PROPERTIES LP	1,590,021
BP CAPITAL MARKETS AMERICA INC	1,203,320
BP CAPITAL MARKETS PLC	245,335
BRAZOS HIGHER EDUCATION AUTHORITY INC	912,609
BRISTOL-MYERS SQUIBB CO	1,402,453
BROWN-FORMAN CORP	182,586
CANADIAN NATIONAL RAILWAY CO	520,603
CANADIAN NATURAL RESOURCES LTD	82,701
CAPITAL ONE FINANCIAL CORP	293,184
CAPITAL ONE MULTI-ASSET EXECUTION TRUST	721,399
CAPITAL ONE NA	910,416
CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2019-2	579,715
CARDINAL HEALTH INC	323,649
CARGILL INC	669,577
CARMAX AUTO OWNER TRUST	1,751,962
CARMAX AUTO OWNER TRUST 2017-2	728,030
CARMAX AUTO OWNER TRUST 2019-1	1,226,591
CARMAX AUTO OWNER TRUST 2019-4	762,404
CATERPILLAR FINANCIAL SERVICES CORP	1,755,540
CENTERPOINT ENERGY HOUSTON ELECTRIC LLC	1,205,764
CHESAPEAKE FUNDING II LLC	1,190,791
CHRISTUS HEALTH	557,619
CHUBB INA HOLDINGS INC	312,247
CIGNA CORP	586,576
CINTAS CORP NO 2	1,423,406
CITIBANK NA	352,375
CITIGROUP INC	3,740,437
CITIZENS BANK NA/PROVIDENCE RI	1,054,732
CLOROX CO/THE	799,466
CNH EQUIPMENT TRUST 2017-B	1,032,944
CNH EQUIPMENT TRUST 2018-B	854,151
COMCAST CORP	1,113,298
COMMONSPIRIT HEALTH	71,346
COMMONWEALTH BANK OF AUSTRALIA	652,266
CONSUMERS ENERGY CO	317,354
COOPERATIEVE RABOBANK UA	604,652
COOPERATIEVE RABOBANK UA/NY	677,630
CORNING INC	512,185
CREDIT SUISSE GROUP AG	2,013,419
CROWLEY CONRO LLC	702,283
CVS HEALTH CORP	1,805,278
DAIMLER FINANCE NORTH AMERICA LLC	2,236,064
DAIMLER TRUCKS RETAIL TRUST 2018-1	311,578
DELL EQUIPMENT FINANCE TRUST 2017-2	43,086
DELL EQUIPMENT FINANCE TRUST 2018-1	438,768
DELL EQUIPMENT FINANCE TRUST 2018-2	761,786
DELL EQUIPMENT FINANCE TRUST 2019-2	498,439
DIAGEO CAPITAL PLC	677,389
DIGITAL REALTY TRUST LP	281,991
DISCOVER CARD EXECUTION NOTE TRUST	1,051,385
DUKE ENERGY CAROLINAS LLC	429,547
DUKE ENERGY PROGRESS LLC	1,422,463
DUKE REALTY LP	518,973
DUPONT DE NEMOURS INC	1,064,529
ECMC GROUP STUDENT LOAN TRUST 2018-2	983,336
ECOLAB INC	586,345
EDLINC STUDENT LOAN FUNDING TRUST 2012-1	306,582
EDSOUTH INDENTURE NO 2 LLC	400,863

EDU FUND OF SOUTH	726,728
EDUCATION LOAN ABS TR	123,046
EMD FINANCE LLC	571,558
EMD FINANCE LLC (MERCK KGAA)	815,756
ENTERGY ARKANSAS LLC	1,132,898
ENTERPRISE FLEET FINANCING 2018-2 LLC	842,324
ENTERPRISE FLEET FINANCING 2019-3 LLC	454,844
ENTERPRISE FLEET FINANCING LLC	148,674
ENTERPRISE PRODUCTS OPERATING LLC	865,199
EQUIFAX INC	885,416
FEDERAL REALTY INVESTMENT TRUST	1,389,076
FEDEX CORP	950,759
FIFTH THIRD AUTO TRUST 2017-1	619,284
FIFTH THIRD BANCORP	413,486
FIFTH THIRD BANK/CINCINNATI OH	435,341
FISERV INC	1,124,838
FLORIDA GAS TRANSMISSION CO LLC	615,114
FORD CREDIT AUTO LEASE TRUST	947,903
FORD CREDIT AUTO LEASE TRUST 2018-A	602,085
FORD CREDIT AUTO OWNER TR	411,915
FORD CREDIT AUTO OWNER TRUST 2018-REV2	1,955,444
FORD CREDIT AUTO OWNER TRUST 2019-C	719,991
FORD MOTOR CREDIT CO LLC	1,240,333
FORTIVE CORP	442,332
FORTUNE BRANDS HOME & SECURITY INC	106,792
GE CAP INTL FUNDING	220,836
GENERAL DYNAMICS CORP	83,937
GENERAL ELECTRIC CO	451,788
GENERAL MILLS INC	977,626
GENERAL MOTORS FINANCIAL CO INC	417,808
GEORGIA-PACIFIC LLC	281,300
GILEAD SCIENCES INC	201,584
GLAXOSMITHKLINE CAPITAL INC	230,405
GLAXOSMITHKLINE CAPITAL PLC	1,273,830
GM FIN CONSUMER AUTO RECV TR 2017-3A	589,734
GM FIN CONSUMER AUTO RECV TR 2018-2	696,556
GM FINANCIAL AUTOMOBILE LEASING TRUST 2018-3	915,386
GM FINANCIAL CONSUMER AUTOMOBILE REC TRUST 2018-3	962,852
GOLDMAN SACHS GROUP INC/THE	3,568,345
GS MORTGAGE SECURITIES TRUST 2014-GC26	1,804,932
GUARDIAN LIFE GLOBAL FUNDING	1,164,489
HALLIBURTON CO	750,153
HEALTHCARE TRUST OF AMERICA HOLDINGS LP	179,945
HEALTHPEAK PROPERTIES INC	231,678
HELIOS LEASING I LLC	415,269
HEWLETT PACKARD ENTERPRISE CO	1,034,960
HEXCEL CORP	476,245
HONDA AUTO RECEIVABLES 2018-2 OWNER TRUST	808,250
HONDA AUTO RECEIVABLES 2018-3 OWNER TRUST	1,000,788
HONDA AUTO RECEIVABLES 2019-4 OWNER TRUST	549,152
HSBC HOLDINGS PLC	2,674,567
HUNTINGTON NATIONAL BANK/THE	391,288
HYUNDAI AUTO LEASE SECURITIZATION TRUST 2018-B	332,212
HYUNDAI AUTO RECEIVABLES TRUST 2018-A	267,152
HYUNDAI AUTO RECEIVABLES TRUST 2018-B	1,306,010
IBM CREDIT LLC	604,041
INGERSOLL-RAND LUXEMBOURG FINANCE SA	813,087
INTERNATIONAL BUSINESS MACHINES CORP	1,281,483

	JACKSON NATIONAL LIFE GLOBAL FUNDING	468,859
	JOHN DEERE CAPITAL CORP	1,193,418
	JOHN DEERE OWNER TRUST 2018-B	1,122,919
(a)	JPMORGAN CHASE & CO	4,367,036
	KAISER FOUNDATION HOSPITALS	724,377
	KEYBANK NA/CLEVELAND OH	1,085,643
	KEYCORP	629,196
	KIMCO REALTY CORP	623,397
	KLA CORP	88,618
	KRAFT HEINZ FOODS CO	112,123
	LAM RESEARCH CORP	606,585
	LELAND STANFORD JUNIOR UNI BOARD OF TRUSTEES	243,298
	LIBERTY PROPERTY LP	1,325,424
	M&T BANK CORP	191,766
	MAGELLAN MIDSTREAM PARTNERS LP	515,645
	MANUFACTURERS & TRADERS TRUST CO	322,312
	MARATHON PETROLEUM CORP	982,508
	MARSH & MCLENNAN COS INC	1,356,299
	MASSACHUSETTS INSTITUTE OF TECHNOLOGY	345,270
	MASSMUTUAL GLOBAL FUNDING II	1,325,644
	MAXIM INTEGRATED PRODUCTS INC	392,358
	MCCORMICK & CO INC/MD	852,569
	MCDONALD'S CORP	272,995
	MEDTRONIC INC	98,590
	MERCEDES-BENZ AUTO LEASE TRUST 2019-B	710,797
	MERCEDES-BENZ AUTO RECEIVABLES TRUST 2018-1	1,051,637
	METROPOLITAN LIFE GLOBAL FUNDING I	1,000,562
	MICROCHIP TECHNOLOGY INC	542,021
	MID-AMERICA APARTMENTS LP	176,476
	MISSOURI HIGHER ED LN AUTH	709,257
	MITSUBISHI UFJ FINANCIAL GROUP INC	1,613,174
	MMAF EQUIPMENT FINANCE LLC 2017-A	1,964,364
	MMAF EQUIPMENT FINANCE LLC 2017-B	1,098,928
	MMAF EQUIPMENT FINANCE LLC 2018-A	1,175,305
	MMAF EQUIPMENT FINANCE LLC 2019-A	540,562
	MMAF EQUIPMENT FINANCE LLC 2019-B	763,540
	MO STATE HIGHER ED STD ASST	509,533
	MONDELEZ INTERNATIONAL HOLDINGS NETHERLANDS BV	587,690
	MONDELEZ INTERNATIONAL INC	252,959
	MONONGAHELA POWER CO	464,427
	MORGAN STANLEY	2,618,504
	MORGAN STANLEY BAML TRUST	1,685,513
	MORGAN STANLEY BAML TRUST 2014 C19	768,635
	MORGAN STANLEY BAML TRUST 2014-C16	1,726,486
	MORGAN STANLEY CAPITAL I TRUST 2011-C3	1,353,791
	MPLX LP	239,769
	MSN 41079 AND 41084 LTD	696,831
	NATIONAL AUSTRALIA BANK LTD/NEW YORK	373,561
	NATIONAL RETAIL PROPERTIES INC	167,379
	NAVIENT STUDENT LOAN TRUST 2016-6	888,883
	NEW HAMP HIGHER ED LN CO	377,869
	NEW YORK AND PRESBYTERIAN HOSPITAL/THE	233,704
	NEW YORK HOSPITAL FOR SPECIAL SURGERY	85,133
	NEW YORK LIFE GLOBAL FUNDING	1,651,648
	NEXTERA ENERGY CAPITAL HOLDINGS INC	1,084,420
	NISSAN AUTO RECEIVABLES 2018-B OWNER TRUST	954,002
	NISSAN AUTO RECEIVABLES 2019-C OWNER TRUST	795,998
	NORFOLK SOUTHERN CORP	663,841

NORTH CAROLINA STATE EDUCATION ASSISTANCE AUTH	986,152
NORTHROP GRUMMAN CORP	282,072
OCCIDENTAL PETROLEUM CORP	1,306,526
ONCOR ELECTRIC DELIVERY CO LLC	446,493
ORACLE CORP	685,415
ORLANDO HEALTH OBLIGATED GROUP	369,718
PACCAR FINANCIAL CORP	185,481
PACIFICORP	457,705
PACKAGING CORP OF AMERICA	632,377
PARKER-HANNIFIN CORP	1,064,116
PARTNERS HEALTHCARE SYSTEM INC	363,653
PHEAA STUDENT LOAN TRUST 2014-2	1,180,842
PHILLIPS 66	374,828
PHOENIX 2012 LLC	843,165
PNC BANK NA	1,536,080
PNC FINANCIAL SERVICES GROUP INC/THE	512,084
PPG INDUSTRIES INC	377,059
PROVIDENCE ST JOSEPH HEALTH OBLIGATED GROUP	457,496
PUBLIC SERVICE CO OF COLORADO	413,536
PUBLIC SERVICE CO OF NEW HAMPSHIRE	433,222
PUBLIC SERVICE ELECTRIC & GAS CO	1,418,234
REALTY INCOME CORP	623,759
RECKITT BENCKISER TREASURY SERVICES PLC	262,054
REGIONS BANK/BIRMINGHAM AL	500,126
REGIONS FINANCIAL CORP	568,755
RELX CAPITAL INC	220,207
ROGERS COMMUNICATIONS INC	470,035
ROLLS-ROYCE PLC	835,773
ROPER TECHNOLOGIES INC	605,440
ROYAL BANK OF CANADA	3,988,224
RYDER SYSTEM INC	618,432
SANTANDER RETAIL AUTO LEASE TRUST 2019-C	651,924
SBA SMALL BUSINESS INVESTMENT COS	14,385,547
SCHLUMBERGER FINANCE CANADA LTD	441,336
SCHLUMBERGER INVESTMENT SA	827,966
SEASONED CREDIT RISK TRANSFER TRUST SERIES 2018-2	414,348
SEASONED CREDIT RISK TRANSFER TRUST SERIES 2018-3	302,511
SEASONED CREDIT RISK TRANSFER TRUST SERIES 2019-1	938,694
SEASONED CREDIT RISK TRANSFER TRUST SERIES 2019-2	1,137,594
SEASONED CREDIT RISK TRANSFER TRUST SERIES 2019-3	738,509
SEMPRA ENERGY	171,712
SHELL INTERNATIONAL FINANCE BV	1,329,602
SHERWIN-WILLIAMS CO/THE	348,560
SIEMENS FINANCIERINGSMAATSCHAPPIJ NV	591,845
SIMON PROPERTY GROUP LP	764,538
SLCC STUDENT LOAN TRUST I	453,826
SOUTHERN CALIFORNIA EDISON CO	1,035,192
SOUTHWESTERN PUBLIC SERVICE CO	161,558
STANLEY BLACK & DECKER INC	1,381,395
STATE STREET CORP	1,327,717
STUDENT LOAN CORP	674,739
SUMITOMO MITSUI FINANCIAL GROUP INC	1,002,836
SUTTER HEALTH	298,560
TAGUA LEASING LLC	876,290
TEVA PHARMACEUTICAL FINANCE NETHERLANDS III BV	224,992
TORONTO-DOMINION BANK/THE	2,605,114
TOTAL CAPITAL INTERNATIONAL SA	380,564
TOYOTA AUTO LOAN EXTENDED NOTE TRUST 2019-1	843,116

TOYOTA AUTO RECEIVABLES 2019-A OWNER TRUST	396,280
TOYOTA AUTO RECEIVABLES 2019-D OWNER TRUST	560,231
TOYOTA MOTOR CORP	1,090,824
TRANS-ALLEGHENY INTERSTATE LINE CO	212,888
TRUIST BANK	2,195,392
TRUIST FINANCIAL CORP	1,297,300
TYCO ELECTRONICS GROUP SA	180,598
UBS AG/LONDON	451,575
UBS GROUP AG	505,067
UDR INC	462,429
UNILEVER CAPITAL CORP	571,411
UNION ELECTRIC CO	237,352
UNION PACIFIC CORP	1,569,521
UNITED PARCEL SERVICE INC	230,547
UNITED STATES SMALL BUSINESS ADMINISTRATION	3,743,775
UNITED TECHNOLOGIES CORP	1,268,273
UNITEDHEALTH GROUP INC	1,358,109
US BANK NA/CINCINNATI OH	900,713
USAA CAPITAL CORP	559,033
UTAH STATE BOARD OF REGENTS	1,700,148
VENTAS REALTY LP	280,403
VERIZON COMMUNICATIONS INC	1,187,334
VERIZON OWNER TRUST 2017-3	581,715
VERIZON OWNER TRUST 2018-A	2,473,553
VERIZON OWNER TRUST 2019-A	1,698,805
VERIZON OWNER TRUST 2019-B	1,007,888
VERIZON OWNER TRUST 2019-C	724,745
VERMONT STD ASST CORP	1,222,078
VODAFONE GROUP PLC	475,370
VOLKSWAGEN AUTO LEASE TRUST 2019-A	370,583
VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2018-1	835,253
VOLKSWAGEN GROUP OF AMERICA FINANCE LLC	609,173
VORNADO REALTY LP	142,641
WASTE MANAGEMENT INC	162,138
WEC ENERGY GROUP INC	214,579
WELLTOWER INC	1,077,470
WESTPAC BANKING CORP	1,121,187
WESTROCK RKT LLC	700,802
WHEELS SPV 2 LLC	1,896,803
WISCONSIN PUBLIC SERVICE CORP	330,098
WORLD OMNI AUTO RECEIVABLES TRUST 2018-B	570,866
WORLD OMNI AUTO RECEIVABLES TRUST 2019-A	672,623
WORLD OMNI AUTO RECEIVABLES TRUST 2019-C	870,120
WORLD OMNI AUTOMOBILE LEASE SEC TRUST 2018-B	825,788
WORLD OMNI SELECT AUTO TRUST 2019-A	928,969
WRKCO INC	123,523
XCEL ENERGY INC	425,052
Total Corporate Debt Securities	$284,688,281

Government Bonds
BAY AREA TOLL AUTHORITY	$442,011
CITY & COUNTY OF HONOLULU HI	494,801
CITY OF HOUSTON TX	501,990
CITY OF SAN JOSE CA	753,723
CLEVELAND CLINIC HEALTH SYSTEM	790,839
COAST COMMUNITY COLLEGE DISTRICT	459,485
COMMONWEALTH OF MASSACHUSETTS	877,342
COUNTY OF BROWARD FL AIRPORT SYSTEM REVENUE	702,928

COUNTY OF FREDERICK MD	503,223
COUNTY OF NORTHAMPTON PA	465,647
DALLAS TX WATER SEWER	1,276,250
DENVER DEDICATED TAX	614,116
FLORIDA WATER POLLUTION CONTROL FINANCING CORP	880,242
HOUSTON TX UTILITY SYS REVENUE	280,771
IRAQ GOVERNMENT AID BOND	559,132
KENTUCKY HIGHER ED STD LN CO	580,987
LAKOTA LOCAL SCHOOL DISTRICT/BUTLER COUNTY	358,853
LINN COUNTY COMMUNITY SCHOOL DISTRICT NO 9 LEBANON	1,556,954
MASSACHUSETTS WATER RESOURCES AUTHORITY	472,839
MD COMM DEV ADMIN HOUSING REV	289,399
MISSOURI HIGHER ED LN AUTH	901,830
NEW YORK STATE DORMITORY AUTHORITY	302,967
NEW YORK STATE URBAN DEVELOPMENT CORP	1,152,528
NYC TRANSIT FIN AUTH FUTURE TAX REV	757,573
NYC TRANSITIONAL FINANCE AUTH FUTURE TAX SEC REV	516,776
OHLONE COMMUNITY COLLEGE DISTRICT	466,425
PETROLEOS MEXICANOS	3,694,605
POMONA REDEVELOPMENT AGENCY SUCCESSOR AGENCY	507,367
SAN DIEGO COMMUNITY COLLEGE DISTRICT	756,910
SAN JOSE REDEVELOPMENT AGENCY SUCCESSOR AGENCY	1,102,568
SANTA ANA COMMUNITY REDEVELOPMENT AGENCY	1,076,617
STATE OF MISSISSIPPI	486,454
STATE OF NEW YORK	1,761,159
STATE OF OREGON	1,507,465
STATE OF TEXAS	1,464,005
STATE OF UTAH	1,081,460
STATE OF WASHINGTON	783,169
STATE OF WISCONSIN	1,095,285
TEXAS A&M UNIVERSITY	509,336
TEXAS TRANSPORTATION COMMISSION STATE HIGHWAY FUND	608,388
TRINITY HEALTH	618,347
UNITED STATES TREASURY INFLATION INDEXED BONDS	5,633,330
UNITED STATES TREASURY NOTE/BOND	78,969,047
UNIVERSITY OF CALIFORNIA	486,394
UNIVERSITY OF PENNSYLVANIA	311,036
WASHINGTON & CLACKAMAS SCHOOL	530,137
Total Government Bonds	$119,942,706

Mortgage Backed Securities
CITIGROUP COMMERCIAL MORTGAGE TRUST 2013-GC11	$743,666
CITIGROUP COMMERCIAL MORTGAGE TRUST 2014-GC21	933,688
COMM 2012-CCRE5 MORTGAGE TRUST	2,035,876
COMM 2013-CCRE10 MORTGAGE TRUST	507,252
COMM 2013-CCRE6 MORTGAGE TRUST	1,027,083
COMM 2013-CCRE7 MORTGAGE TRUST	1,976,962
COMM 2013-LC6 MORTGAGE TRUST	1,021,424
COMM 2014-CCRE17 MORTGAGE TRUST	1,440,828
COMM 2014-CR14 MORTGAGE TRUST	1,691,599
DBUBS 2011-LC2 MORTGAGE TRUST	1,023,970
FANNIE MAE POOL	99,037,100
FANNIE MAE-ACES	655,776
FREDDIE MAC GOLD POOL	31,333,635
FREDDIE MAC MULTIFAM STRUCT PT CERT	387,540
FREDDIE MAC MULTIFAMILY STRUCTURED PT CERTIFICATES	2,525,906
FREDDIE MAC NON GOLD POOL	9,263,448
FREDDIE MAC POOL	12,070,113

	GINNIE MAE II POOL	176,018
	GNMA	5,239,187
	GOVERNMENT NATIONAL MORTGAGE ASSOCIATION	1,899,438
	GS MORTGAGE SECURITIES TRUST 2011-GC5	1,018,189
	GS MORTGAGE SECURITIES TRUST 2013-GC13	495,588
	GS MORTGAGE SECURITIES TRUST 2013-GC16	1,733,062
(a)	JPMBB COMMERCIAL MORTGAGE SEC TRUST 2014-C26	568,625
(a)	JPMBB COMML MTG SEC TR	358,184
(a)	JPMORGAN CHASE COMML MTG SEC TR	2,360,315
(a)	JPMORGAN COMM MTG SEC TR	1,458,720
	TOWD POINT MORTGAGE TRUST 2015-6	595,584
	TOWD POINT MORTGAGE TRUST 2016-1	447,189
	TOWD POINT MORTGAGE TRUST 2016-3	366,024
	TOWD POINT MORTGAGE TRUST 2016-4	181,974
	TOWD POINT MORTGAGE TRUST 2017-1	426,189
	TOWD POINT MORTGAGE TRUST 2017-5	64,629
	TOWD POINT MORTGAGE TRUST 2017-6	734,065
	TOWD POINT MORTGAGE TRUST 2018-2	1,785,968
	TOWD POINT MORTGAGE TRUST 2018-3	1,294,316
	TOWD POINT MORTGAGE TRUST 2019-4	1,819,310
	UBS-BARCLAYS COMMERCIAL MORTGAGE TRUST 2012-C4	916,870
	WFRBS COMMERCIAL MORTGAGE TRUST 2012-C10	642,052
	WFRBS COMMERCIAL MORTGAGE TRUST 2013-C11	1,712,816
	WFRBS COMMERCIAL MORTGAGE TRUST 2013-C17	2,127,333
	WFRBS COMMERCIAL MORTGAGE TRUST 2014-C20	1,346,203
	Total Mortgage Backed Securities	$197,443,715

	Net Assets Pending Settlement	$(1,099,083)

	Subtotal Stable Value Fund	$627,511,362

	TOTAL - INVESTMENT CONTRACTS	$627,511,362
	ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	$(11,121,911)
	TOTAL - INVESTMENT CONTRACTS AT CONTRACT VALUE	$616,389,451

AEP RETIREMENT SAVINGS 401(K) PLAN
PLAN #002 EIN #13-4922641
SCHEDULE OF ASSETS (HELD AT END OF YEAR (continued)
DECEMBER 31, 2019

	Identity of Issuer, Borrower, Lessor or Similar Party	Current Value

	Cash Equivalents
	MONEYMRKT DREYFUS INS DEPOSIT PROGRAM I	$15,698,831
	Total Cash Equivalents	$15,698,831

	Common / Collective Trusts
	EB DL NON SL EMERGING MARKETS STOCK INDEX FUND	$47,176,380
	EB DAILY LIQUIDITY NON SL AGGREGATE BOND INDEX FUND	521,931,878
	EB DAILY LIQUIDITY NON SL INTERNATIONAL STOCK INDEX FUND	637,365,934
	EB DAILY LIQUIDITY NON SL SMALL CAP STOCK	191,414,132
	EB DAILY LIQUIDITY NON SL STOCK INDEX FUND	1,043,780,733
	EB DAILY LIQUIDITY MID CAP STOCK INDEX FUND	347,678,996
	EB DL NON SL TREASURY INFLATION PROTECTED SECURITIES FUND	24,771,357
(a)	JPMCB STRATEGIC PROPERTY FUND	58,824,271
(a)	JPMCB LIQUIDITY FUND	19,859,891
	COLUMBIA TRUST FOCUSED LARGE CAP GROWTH FUND	181,483,856
	METWEST TOTAL RETURN BOND FUND	41,507,995
	Total Common / Collective Trusts	$3,115,795,423

	AEP Stock
(a)	AMERICAN ELECTRIC POWER COMPANY, INC. COMMON STOCK $6.50 PAR VALUE	$380,863,770
	Total AEP Stock	$380,863,770

	Corporate Stocks
	2U INC COMMON STOCK USD 0.001	$1,252,998
	AARON'S INC COMMON STOCK USD 0.5	1,203,465
	ABBOTT LABORATORIES COMMON STOCK USD 0	2,683,540
	ABBVIE INC COMMON STOCK USD 0.01	846,797
	ABIOMED INC COMMON STOCK USD 0.01	1,444,556
	ABM INDUSTRIES INC COMMON STOCK USD 0.01	2,381,663
	ACCENTURE PLC COMMON STOCK USD 0.0000225	894,923
	ACCO BRANDS CORP COMMON STOCK USD 0.01	272,217
	ADOBE INC COMMON STOCK USD 0.0001	4,849,196
	ADTALEM GLOBAL EDUCATION INC	1,171,425
	AECOM COMMON STOCK USD 0.01	903,530
	AEGION CORP COMMON STOCK USD 0.01	390,491
	AERCAP HOLDINGS NV COMMON STOCK USD 0.01	781,468
	AES CORP/THE COMMON STOCK USD 0.01	263,814
	AGCO CORP COMMON STOCK USD 0.01	287,138
	AGIOS PHARMACEUTICALS INC COMMON STOCK USD 0.001	657,947
	AGNC INVESTMENT CORP REIT USD 0.01	326,187
	AIR LEASE CORP COMMON STOCK USD 0.01	719,150
	AIRBUS SE ADR USD	714,126
	AIRCASTLE LTD COMMON STOCK USD 0.01	290,203
	ALASKA AIR GROUP INC COMMON STOCK USD 0.01	750,264
	ALEXION PHARMACEUTICALS INC COMMON STOCK USD	1,642,582
	ALIBABA GROUP HOLDING LTD ADR	5,531,356
	ALLEGHANY CORP COMMON STOCK USD 1	438,964
	ALLIANCE DATA SYSTEMS CORP COMMON STOCK USD 0.01	551,463
	ALLISON TRANSMISSION HOLDINGS INC COMMON STOCK USD	286,538
	ALLY FINANCIAL INC COMMON STOCK USD 0.1	1,702,345
	ALPHABET INC COMMON STOCK USD 0.001	12,427,795
	ALTICE USA INC COMMON STOCK USD 0.01	691,155
	ALTRIA GROUP INC COMMON STOCK USD 0.333	846,916
	AMAZON.COM INC COMMON STOCK USD 0.01	9,597,681
	AMC NETWORKS INC COMMON STOCK USD	155,077
	AMDOCS LTD	373,754

AMERICAN FINANCIAL GROUP INC/OH COMMON STOCK USD 0	285,200
AMERICAN INTERNATIONAL GROUP INC COMMON STOCK USD	2,338,082
AMERICAN TOWER CORP REIT USD 0.01	1,381,979
AMERIPRISE FINANCIAL INC COMMON STOCK USD 0.01	612,015
AMERISOURCEBERGEN CORP COMMON STOCK USD 0.01	816,107
AMGEN INC COMMON STOCK USD 0.0001	830,486
ANSYS INC COMMON STOCK USD 0.01	950,615
AON PLC/UK COMMON STOCK CHF 0.01	1,124,766
APERGY CORP COMMON STOCK USD 0.01	588,819
APPLE INC COMMON STOCK USD 0.00001	8,355,517
APPLIED MATERIALS INC COMMON STOCK USD 0.01	2,873,824
APTIV PLC COMMON STOCK USD 0.01	297,731
ARCHER-DANIELS-MIDLAND CO COMMON STOCK USD 0	166,814
ARES CAPITAL CORP COMMON STOCK USD 0.001	164,269
ARES COMMERCIAL REAL ESTATE CORP REIT USD 0.01	151,012
ARGO GROUP INTERNATIONAL HOLDINGS LTD COMMON STOCK	363,598
ARROW ELECTRONICS INC COMMON STOCK USD 1	547,590
ASGN INC COMMON STOCK USD 0.01	563,644
ASHLAND GLOBAL HOLDINGS INC COMMON STOCK USD 0	993,206
ASPEN TECHNOLOGY INC COMMON STOCK USD 0.1	939,747
ASSURANT INC COMMON STOCK USD 0.01	831,572
ASSURED GUARANTY LTD COMMON STOCK USD 0.01	438,631
ASTRAZENECA PLC ADR USD	3,494,239
ATLANTIC UNION BANKSHARES CORP COMMON STOCK USD	260,747
AUTOLIV INC COMMON STOCK USD 1	290,708
AUTOZONE INC COMMON STOCK USD 0.01	630,203
AVALONBAY COMMUNITIES INC REIT USD 0.01	759,336
AVANTOR INC COMMON STOCK USD 0.01	337,027
AVERY DENNISON CORP COMMON STOCK USD 1	171,374
AXIS CAPITAL HOLDINGS LTD COMMON STOCK USD 0.0125	844,124
AXOGEN INC COMMON STOCK USD 0.01	954,449
B&G FOODS INC COMMON STOCK USD 0.01	246,866
BANCFIRST CORP COMMON STOCK USD 1	105,374
BANCORPSOUTH BANK COMMON STOCK USD 2.5	205,336
BANK OF AMERICA CORP COMMON STOCK USD 0.01	2,709,228
BANK OZK COMMON STOCK USD	488,751
BANKUNITED INC COMMON STOCK USD 0.01	330,649
BELDEN INC COMMON STOCK USD 0.01	2,337,003
BERKSHIRE HATHAWAY INC COMMON STOCK USD 0.0033	3,001,125
BEST BUY CO INC COMMON STOCK USD 0.1	676,113
BIG LOTS INC COMMON STOCK USD 0.01	83,633
BIOGEN INC COMMON STOCK USD 0.0005	794,346
BIOMARIN PHARMACEUTICAL INC COMMON STOCK USD 0.001	1,450,624
BIO-TECHNE CORP COMMON STOCK USD 0.01	4,171,349
BIOTELEMETRY INC COMMON STOCK USD 0.001	1,546,096
BLACKSTONE MORTGAGE TRUST INC REIT USD 0.01	275,172
BLOOMIN' BRANDS INC COMMON STOCK USD 0.01	203,883
BMC STOCK HOLDINGS INC COMMON STOCK USD 0.01	173,546
BOEING CO/THE COMMON STOCK USD 5	3,269,653
BOOZ ALLEN HAMILTON HOLDING CORP COMMON STOCK USD	243,193
BORGWARNER INC COMMON STOCK USD 0.01	280,365
BOSTON PRIVATE FINANCIAL HOLDINGS INC COMMON STOCK	126,784
BP PLC ADR USD	323,130
BURLINGTON STORES INC COMMON STOCK USD 0.0001	629,819
CABOT CORP COMMON STOCK USD 1	167,983
CADENCE BANCORP COMMON STOCK USD 0.01	164,639
CADENCE DESIGN SYSTEMS INC COMMON STOCK USD 0.01	875,046
CAMPBELL SOUP CO COMMON STOCK USD 0.0375	877,057
CAPITAL ONE FINANCIAL CORP COMMON STOCK USD 0.01	3,308,557
CARGURUS INC COMMON STOCK USD 0.001	575,650
CARLISLE COS INC COMMON STOCK USD 1	486,167
CARMAX INC COMMON STOCK USD 0.5	561,176

CARTER'S INC COMMON STOCK USD 0.01	1,536,992
CATHAY GENERAL BANCORP COMMON STOCK USD 0.01	217,684
CDK GLOBAL INC COMMON STOCK USD 0.01	796,633
CDW CORP/DE COMMON STOCK USD 0.01	1,040,732
CELANESE CORP COMMON STOCK USD 0.0001	152,176
CENTERSTATE BANK CORP COMMON STOCK USD 0.01	236,860
CERENCE INC COMMON STOCK USD 0.01	178,822
CERNER CORP COMMON STOCK USD 0.01	882,031
CH ROBINSON WORLDWIDE INC COMMON STOCK USD 0.1	990,168
CHANGE HEALTHCARE INC COMMON STOCK USD 0.001	385,608
CHANNELADVISOR CORP COMMON STOCK USD 0.001	338,882
CHATHAM LODGING TRUST REIT USD 0.01	36,254
CHEMED CORP COMMON STOCK USD 1	162,087
CHEVRON CORP COMMON STOCK USD 0.75	2,320,179
CHEWY INC COMMON STOCK USD 0.01	405,884
CHIPOTLE MEXICAN GRILL INC COMMON STOCK USD 0.01	2,168,952
CHUBB LTD COMMON STOCK USD 24.15	1,118,332
CIENA CORP COMMON STOCK USD 0.01	525,044
CIMAREX ENERGY CO COMMON STOCK USD 0.01	201,142
CIMPRESS PLC COMMON STOCK USD 0.01	1,525,464
CINEMARK HOLDINGS INC COMMON STOCK USD 0.001	1,772,961
CIT GROUP INC COMMON STOCK USD 0.01	616,689
CITIGROUP INC COMMON STOCK USD 0.01	3,427,201
CITIZENS FINANCIAL GROUP INC COMMON STOCK USD 0.01	633,516
CLEAN HARBORS INC COMMON STOCK USD 0.01	2,662,881
CLEARWATER PAPER CORP COMMON STOCK USD 0.0001	115,173
COHERENT INC COMMON STOCK USD 0.01	281,298
COLFAX CORP COMMON STOCK USD 0.001	718,032
COLONY CAPITAL INC	179,558
COLUMBIA BANKING SYSTEM INC COMMON STOCK USD 0	320,516
COMCAST CORP COMMON STOCK USD 0.01	1,989,923
COMERICA INC COMMON STOCK USD 5	590,295
COMMSCOPE HOLDING CO INC COMMON STOCK USD 0.01	192,189
CONDUENT INC COMMON STOCK USD 0.01	475,056
CONOCOPHILLIPS COMMON STOCK USD 0.01	343,553
CONSTELLATION BRANDS INC COMMON STOCK USD 0.01	2,066,757
COOPER COS INC/THE COMMON STOCK USD 0.1	595,029
CORNERSTONE ONDEMAND INC COMMON STOCK USD 0.0001	1,415,973
COSTCO WHOLESALE CORP COMMON STOCK USD 0.005	3,736,899
COUPA SOFTWARE INC COMMON STOCK USD 0.0001	2,773,631
COUSINS PROPERTIES INC REIT USD 1	151,080
CRANE CO COMMON STOCK USD 1	313,473
CROWN HOLDINGS INC COMMON STOCK USD 5	146,748
CUMMINS INC COMMON STOCK USD 2.5	294,031
CURTISS-WRIGHT CORP COMMON STOCK USD 1	231,482
CVB FINANCIAL CORP COMMON STOCK USD 0	56,950
DANA INC	1,004,385
DANAHER CORP COMMON STOCK USD 0.01	2,139,884
DAVITA INC COMMON STOCK USD 0.001	874,700
DBV TECHNOLOGIES SA ADR USD 0.1	461,352
DECIPHERA PHARMACEUTICALS INC COMMON STOCK USD	894,202
DECKERS OUTDOOR CORP COMMON STOCK USD 0.01	631,705
DELTA AIR LINES INC COMMON STOCK USD 0.0001	2,778,911
DEXCOM INC COMMON STOCK USD 0.001	1,224,507
DIAMONDBACK ENERGY INC COMMON STOCK USD 0.01	291,116
DISCOVER FINANCIAL SERVICES COMMON STOCK USD 0.01	593,146
DOLLAR GENERAL CORP COMMON STOCK USD 0.875	618,461
DONNELLEY FINANCIAL SOLUTIONS INC COMMON STOCK USD	141,335
DOVER CORP COMMON STOCK USD 1	1,078,257
DR HORTON INC COMMON STOCK USD 0.01	581,833
DUNKIN' BRANDS GROUP INC COMMON STOCK USD 0.001	3,308,350
EAST WEST BANCORP INC COMMON STOCK USD 0.001	419,064

EASTMAN CHEMICAL CO COMMON STOCK USD 0.01	546,413
EATON CORP PLC COMMON STOCK USD 0.01	1,226,624
EDWARDS LIFESCIENCES CORP COMMON STOCK USD 1	1,223,373
EL PASO ELECTRIC CO COMMON STOCK USD 0	512,162
ELANCO ANIMAL HEALTH INC COMMON STOCK USD 0	1,806,758
ELEMENT SOLUTIONS INC COMMON STOCK USD 0.01	280,005
ELI LILLY AND CO COMMON STOCK USD 0	928,422
EMERSON ELECTRIC CO COMMON STOCK USD 0.5	309,844
ENCANA CORP COMMON STOCK USD 0	168,376
ENCOMPASS HEALTH CORP COMMON STOCK USD 0.01	223,395
ENDOLOGIX INC COMMON STOCK USD 0.001	75,380
ENERGIZER HOLDINGS INC COMMON STOCK USD 0	649,545
ENERPLUS CORP COMMON STOCK CAD 0	267,753
ENERSYS COMMON STOCK USD 0.01	1,045,450
ENTERCOM COMMUNICATIONS CORP COMMON STOCK USD 0.01	151,923
ENTERGY CORP COMMON STOCK USD 0.01	752,823
ENVISTA HOLDINGS CORP COMMON STOCK USD 0.01	336,355
EPR PROPERTIES REIT USD 0.01	1,073,747
EQT CORP COMMON STOCK USD 0	1,855,060
EQUITRANS MIDSTREAM CORP COMMON STOCK USD	570,285
EQUITY COMMONWEALTH REIT USD 0.01	4,425,090
ESSENT GROUP LTD COMMON STOCK USD 0.015	485,015
ESTEE LAUDER COS INC/THE COMMON STOCK USD 0.01	3,386,017
EURONET WORLDWIDE INC COMMON STOCK USD 0.02	492,690
EVERCORE INC COMMON STOCK USD 0.01	292,461
EVEREST RE GROUP LTD COMMON STOCK USD 0.01	395,051
EVERGY INC COMMON STOCK USD 0	922,390
EVERTEC INC COMMON STOCK USD 0.01	192,734
EXACT SCIENCES CORP COMMON STOCK USD 0.01	1,119,008
EXELON CORP COMMON STOCK USD 0	436,935
EXPEDITORS INTERNATIONAL OF WASHINGTON INC COMMON	1,994,893
EXTENDED STAY AMERICA INC UNIT USD 0.01	356,417
EXXON MOBIL CORP COMMON STOCK USD 0	333,758
FABRINET COMMON STOCK USD 0.01	319,791
FACEBOOK INC COMMON STOCK USD 0.000006	6,028,398
FAIR ISAAC CORP COMMON STOCK USD 0.01	962,928
FARFETCH LTD COMMON STOCK USD 0.04	1,507,581
FIDELITY NATIONAL FINANCIAL INC COMMON STOCK USD	645,421
FIFTH THIRD BANCORP COMMON STOCK USD 0	471,020
FIREEYE INC COMMON STOCK USD 0.0001	998,957
FIRST CITIZENS BANCSHARES INC/NC COMMON STOCK USD	297,196
FIRST HAWAIIAN INC COMMON STOCK USD 0.01	1,191,563
FIRST MERCHANTS CORP COMMON STOCK USD 0	258,024
FIRST MIDWEST BANCORP INC/IL COMMON STOCK USD 0.01	246,570
FIRST OF LONG ISLAND CORP/THE COMMON STOCK USD 0.1	150,154
FIRSTCASH INC	249,953
FIRSTENERGY CORP COMMON STOCK USD 0.1	949,255
FISERV INC COMMON STOCK USD 0.01	864,681
FLEETCOR TECHNOLOGIES INC COMMON STOCK USD 0.001	3,270,801
FLEX LTD COMMON STOCK USD 0	235,792
FMC CORP COMMON STOCK USD 0.1	162,020
FNB CORP/PA COMMON STOCK USD 0.01	192,430
FNFV GROUP TRACKING STK USD 0.0001	—
FOOT LOCKER INC COMMON STOCK USD 0.01	155,297
FORWARD AIR CORP COMMON STOCK USD 0.01	767,771
FOX FACTORY HOLDING CORP COMMON STOCK USD 0.001	444,900
FRANKLIN RESOURCES INC COMMON STOCK USD 0.1	593,276
FRESH DEL MONTE PRODUCE INC COMMON STOCK USD 0.01	241,782
FRONTDOOR INC COMMON STOCK USD 0.01	1,893,765
FTI CONSULTING INC COMMON STOCK USD 0.01	584,617
FULTON FINANCIAL CORP COMMON STOCK USD 2.5	115,791
GARMIN LTD COMMON STOCK USD 0.1	627,603

	GARTNER INC COMMON STOCK USD 0.0005	918,590
	GCI LIBERTY INC COMMON STOCK USD 0.01	3,947,762
	GENERAL MILLS INC COMMON STOCK USD 0.1	786,100
	GENERAL MOTORS CO COMMON STOCK USD 0.01	2,196,000
	GENTEX CORP COMMON STOCK USD 0.06	529,117
	GERMAN AMERICAN BANCORP INC COMMON STOCK USD 0	134,750
	GILEAD SCIENCES INC COMMON STOCK USD 0.001	833,109
	GLOBAL PAYMENTS INC COMMON STOCK USD 0	915,904
	GOLDMAN SACHS GROUP INC/THE COMMON STOCK USD 0.01	2,763,759
	GRACO INC COMMON STOCK USD 1	2,374,216
	GRAND CANYON EDUCATION INC COMMON STOCK USD 0.01	1,029,359
	GRAPHIC PACKAGING HOLDING CO COMMON STOCK USD 0.01	2,092,783
	GREAT WESTERN BANCORP INC COMMON STOCK USD 0.01	574,113
	GROUP 1 AUTOMOTIVE INC COMMON STOCK USD 0.01	249,600
	GUARDANT HEALTH INC COMMON STOCK USD 0.00001	344,285
	GUIDEWIRE SOFTWARE INC COMMON STOCK USD 0.0001	4,072,028
	HAEMONETICS CORP COMMON STOCK USD 0.01	2,091,984
	HANCOCK WHITNEY CORP COMMON STOCK USD 3.33	248,668
	HANESBRANDS INC COMMON STOCK USD 0.01	2,737,301
	HANMI FINANCIAL CORP COMMON STOCK USD 0.001	148,083
	HANOVER INSURANCE GROUP INC/THE COMMON STOCK USD	289,467
	HB FULLER CO COMMON STOCK USD 1	353,925
	HD SUPPLY HOLDINGS INC COMMON STOCK USD 0.01	131,761
	HEALTHEQUITY INC COMMON STOCK USD 0.0001	3,288,560
	HEARTLAND EXPRESS INC COMMON STOCK USD 0.01	1,161,013
	HELMERICH & PAYNE INC COMMON STOCK USD 0.1	349,766
	HERON THERAPEUTICS INC COMMON STOCK USD 0.01	859,748
	HILL-ROM HOLDINGS INC COMMON STOCK USD 0	276,105
	HILTON WORLDWIDE HOLDINGS INC COMMON STOCK USD	650,154
	HOLOGIC INC COMMON STOCK USD 0.01	821,785
	HOME BANCSHARES INC/AR COMMON STOCK USD 0.01	168,270
	HOME DEPOT INC/THE COMMON STOCK USD 0.05	3,279,194
	HUNTINGTON BANCSHARES INC/OH COMMON STOCK USD 0.01	295,081
	HUNTINGTON INGALLS INDUSTRIES INC COMMON STOCK USD	1,056,456
	HUNTSMAN CORP COMMON STOCK USD 0.01	159,118
	HURON CONSULTING GROUP INC COMMON STOCK USD 0.01	206,504
	IAA INC COMMON STOCK USD 0.01	600,156
	ICON PLC COMMON STOCK USD 0.06	436,431
	ILLUMINA INC COMMON STOCK USD 0.01	2,818,463
	IMMUNOMEDICS INC COMMON STOCK USD 0.01	937,346
	INDEPENDENT BANK GROUP INC COMMON STOCK USD 0.01	169,480
	INGREDION INC COMMON STOCK USD 0.01	160,490
	INSIGHT ENTERPRISES INC COMMON STOCK USD 0.01	739,591
	INTEGRA LIFESCIENCES HOLDINGS CORP COMMON STOCK	889,061
	INTEL CORP COMMON STOCK USD 0.001	903,735
	INTERFACE INC COMMON STOCK USD 0.1	189,707
	INTERNATIONAL PAPER CO COMMON STOCK USD 1	151,873
	INTUITIVE SURGICAL INC COMMON STOCK USD 0.001	2,387,064
	ITT INC COMMON STOCK USD 1	654,104
	J2 GLOBAL INC COMMON STOCK USD 0.01	6,336,295
	JACOBS ENGINEERING GROUP INC COMMON STOCK USD 1	278,383
	JAGGED PEAK ENERGY INC COMMON STOCK USD 0.01	194,056
	JAZZ PHARMACEUTICALS PLC COMMON STOCK USD 0.0001	1,064,814
	JEFFERIES FINANCIAL GROUP INC COMMON STOCK USD 1	346,066
	JETBLUE AIRWAYS CORP COMMON STOCK USD 0.01	1,976,008
	JOHN BEAN TECHNOLOGIES CORP COMMON STOCK USD 0.01	1,528,233
	JOHNSON & JOHNSON COMMON STOCK USD 1	829,709
	JONES LANG LASALLE INC COMMON STOCK USD 0.01	365,589
(a)	JPMORGAN CHASE & CO COMMON STOCK USD 1	2,367,012
	KAR AUCTION SERVICES INC COMMON STOCK USD 0.01	354,779
	KBR INC COMMON STOCK USD 0.001	263,967
	KENNAMETAL INC COMMON STOCK USD 1.25	509,193

KERING SA ADR USD	3,344,994
KEYSIGHT TECHNOLOGIES INC COMMON STOCK USD	850,187
KIMBERLY-CLARK CORP COMMON STOCK USD 1.25	804,873
KIRBY CORP COMMON STOCK USD 0.1	1,290,306
KODIAK SCIENCES INC COMMON STOCK USD 0.0001	660,213
KOSMOS ENERGY LTD COMMON STOCK USD 0.01	402,853
LABORATORY CORP OF AMERICA HOLDINGS COMMON STOCK	775,644
LAKELAND FINANCIAL CORP COMMON STOCK USD 0	59,890
LAM RESEARCH CORP COMMON STOCK USD 0.001	900,263
LAMAR ADVERTISING CO REIT USD 0.001	1,002,568
LANDSTAR SYSTEM INC COMMON STOCK USD 0.01	156,344
LA-Z-BOY INC COMMON STOCK USD 1	127,714
LCI INDUSTRIES COMMON STOCK USD 0.01	508,010
LEAR CORP COMMON STOCK USD 0.01	282,769
LEGG MASON INC COMMON STOCK USD 0.1	158,529
LEGGETT & PLATT INC COMMON STOCK USD 0.01	604,053
LENDINGTREE INC COMMON STOCK USD 0.01	2,049,737
LENNAR CORP COMMON STOCK USD 0.1	2,000,072
LINCOLN NATIONAL CORP COMMON STOCK USD 0	608,570
LITHIA MOTORS INC COMMON STOCK USD 0	714,567
LIVANOVA PLC COMMON STOCK USD 1	255,632
LIVERAMP HOLDINGS INC COMMON STOCK USD 0.1	4,165,698
LOGITECH INTERNATIONAL SA COMMON STOCK CHF 0.25	2,531,549
LOGMEIN INC COMMON STOCK USD 0.01	3,773,332
LPL FINANCIAL HOLDINGS INC COMMON STOCK USD	1,116,779
LULULEMON ATHLETICA INC COMMON STOCK USD 0.005	2,902,825
LYONDELLBASELL INDUSTRIES NV COMMON STOCK USD 0.04	150,034
MARATHON OIL CORP COMMON STOCK USD 1	484,915
MARCUS CORP/THE COMMON STOCK USD 1	214,988
MARRIOTT INTERNATIONAL INC/MD COMMON STOCK USD	3,225,762
MARRIOTT VACATIONS WORLDWIDE CORP COMMON STOCK USD	528,966
MARSH & MCLENNAN COS INC COMMON STOCK USD 1	1,381,484
MARVELL TECHNOLOGY GROUP LTD COMMON STOCK USD	611,807
MASCO CORP COMMON STOCK USD 1	300,177
MASIMO CORP COMMON STOCK USD 0.001	490,618
MASTERCARD INC COMMON STOCK USD 0.0001	7,928,460
MATSON INC COMMON STOCK USD 0	850,150
MAXIMUS INC COMMON STOCK USD 0	102,212
MCKESSON CORP COMMON STOCK USD 0.01	762,460
MEDIA GEN INC CVR	—
MEDNAX INC COMMON STOCK USD 0.01	1,918,594
MERCK & CO INC COMMON STOCK USD 0.5	2,435,496
MERIT MEDICAL SYSTEMS INC COMMON STOCK USD 0	1,425,443
MESA AIR GROUP INC COMMON STOCK USD 0	243,606
METHODE ELECTRONICS INC COMMON STOCK USD 0.5	380,947
METLIFE INC COMMON STOCK USD 0.01	623,057
MFA FINANCIAL INC REIT USD 0.01	981,540
MGM GROWTH PROPERTIES LLC REIT USD	549,886
MICROSOFT CORP COMMON STOCK USD 0.00000625	10,230,472
MIDDLEBY CORP/THE COMMON STOCK USD 0.01	1,522,766
MINERALS TECHNOLOGIES INC COMMON STOCK USD 0.1	362,205
MODINE MANUFACTURING CO COMMON STOCK USD 0.625	199,284
MOLINA HEALTHCARE INC COMMON STOCK USD 0.001	435,294
MONDELEZ INTERNATIONAL INC COMMON STOCK USD 0	2,907,050
MORGAN STANLEY COMMON STOCK USD 0.01	3,693,113
MOSAIC CO/THE COMMON STOCK USD 0.01	179,244
MOTOROLA SOLUTIONS INC COMMON STOCK USD 0.01	894,805
MSA SAFETY INC COMMON STOCK USD 0	378,827
MSC INDUSTRIAL DIRECT CO INC COMMON STOCK USD	642,355
MURPHY OIL CORP COMMON STOCK USD 1	1,257,858
NATIONAL CINEMEDIA INC COMMON STOCK USD 0.01	768,650
NATIONAL GENERAL HOLDINGS CORP COMMON STOCK USD	501,232

NAVIENT CORP COMMON STOCK USD 0.01	492,042
NCR CORP COMMON STOCK USD 0.01	406,450
NELNET INC COMMON STOCK USD 0.01	142,688
NETFLIX INC COMMON STOCK USD 0.001	5,214,978
NEUROCRINE BIOSCIENCES INC COMMON STOCK USD 0.001	616,885
NEVRO CORP COMMON STOCK USD 0.001	3,258,326
NEW RELIC INC COMMON STOCK USD 0.001	789,046
NEW YORK TIMES CO/THE COMMON STOCK USD 0.1	5,437,824
NEXSTAR MEDIA GROUP INC COMMON STOCK USD 0.01	686,851
NIKE INC COMMON STOCK USD 0	4,786,819
NMI HOLDINGS INC COMMON STOCK USD 0.01	169,384
NOMAD FOODS LTD COMMON STOCK USD 0	247,725
NORTHROP GRUMMAN CORP COMMON STOCK USD 1	859,925
NOVARTIS AG ADR USD	534,620
NRG ENERGY INC COMMON STOCK USD 0.01	420,794
NUANCE COMMUNICATIONS INC COMMON STOCK USD 0.001	1,222,425
NUCOR CORP COMMON STOCK USD 0.4	149,358
NVIDIA CORP COMMON STOCK USD 0.001	3,838,449
NVR INC COMMON STOCK USD 0.01	609,346
NXP SEMICONDUCTORS NV COMMON STOCK USD	1,526,753
OCEANFIRST FINANCIAL CORP COMMON STOCK USD 0.01	198,139
OGE ENERGY CORP COMMON STOCK USD 0.01	445,901
O-I GLASS INC COMMON STOCK USD	145,665
OIL STATES INTERNATIONAL INC COMMON STOCK USD 0.01	175,659
OLD SECOND BANCORP INC COMMON STOCK USD 1	86,908
OLIN CORP COMMON STOCK USD 1	150,006
ON SEMICONDUCTOR CORP COMMON STOCK USD 0.01	1,735,417
ONEMAIN HOLDINGS INC COMMON STOCK USD 0.01	539,141
ORACLE CORP COMMON STOCK USD 0.01	2,889,423
O'REILLY AUTOMOTIVE INC COMMON STOCK USD 0.01	610,934
OWENS CORNING COMMON STOCK USD 0.001	498,168
OXFORD INDUSTRIES INC COMMON STOCK USD 1	229,051
PACKAGING CORP OF AMERICA COMMON STOCK USD 0.01	893,105
PAPA JOHN'S INTERNATIONAL INC COMMON STOCK USD	3,064,417
PARKER-HANNIFIN CORP COMMON STOCK USD 0.5	2,910,912
PARSLEY ENERGY INC COMMON STOCK USD 0.01	389,395
PATTERSON COS INC COMMON STOCK USD 0.01	131,830
PAYCHEX INC COMMON STOCK USD 0.01	941,444
PAYCOM SOFTWARE INC COMMON STOCK USD 0.01	921,100
PAYPAL HOLDINGS INC COMMON STOCK USD 0.0001	2,277,628
PDC ENERGY INC COMMON STOCK USD 0.01	104,287
PEAPACK-GLADSTONE FINANCIAL CORP COMMON STOCK USD	137,536
PERRIGO CO PLC COMMON STOCK USD 0.001	1,185,597
PFIZER INC COMMON STOCK USD 0.05	2,369,019
PHILIP MORRIS INTERNATIONAL INC COMMON STOCK USD 0	825,594
PHOTRONICS INC COMMON STOCK USD 0.01	363,047
PINNACLE FINANCIAL PARTNERS INC COMMON STOCK USD 1	909,888
PINTEREST INC COMMON STOCK USD 0.00001	751,062
PLURALSIGHT INC COMMON STOCK USD 0.0001	584,985
POLARIS INC COMMON STOCK USD 0.01	1,717,103
POLYONE CORP COMMON STOCK USD 0.01	287,765
PORTLAND GENERAL ELECTRIC CO COMMON STOCK USD 0	1,062,045
PORTOLA PHARMACEUTICALS INC COMMON STOCK USD 0.001	1,571,256
PQ GROUP HOLDINGS INC COMMON STOCK USD	328,911
PRA GROUP INC COMMON STOCK USD 0.01	239,471
PRECISION BIOSCIENCES INC COMMON STOCK USD	161,221
PREFERRED BANK/LOS ANGELES CA COMMON STOCK USD 0	170,776
PRESTIGE CONSUMER HEALTHCARE INC COMMON STOCK USD	876,825
PRINCIPAL FINANCIAL GROUP INC COMMON STOCK USD	586,190
PROASSURANCE CORP COMMON STOCK USD 0.01	216,732
PROOFPOINT INC COMMON STOCK USD 0.0001	602,136
PROSPERITY BANCSHARES INC COMMON STOCK USD 1	512,310

PROTO LABS INC COMMON STOCK USD 0.001	551,010
PROVIDENCE SERVICE CORP/THE COMMON STOCK USD 0.001	295,190
PRUDENTIAL FINANCIAL INC COMMON STOCK USD 0.01	612,685
PTC INC COMMON STOCK USD 0.01	909,914
PUBLIC SERVICE ENTERPRISE GROUP INC COMMON STOCK	427,581
PULTEGROUP INC COMMON STOCK USD 0.01	595,437
QCR HOLDINGS INC COMMON STOCK USD 1	79,495
QEP RESOURCES INC COMMON STOCK USD 0.01	98,042
QORVO INC COMMON STOCK USD 0.0001	541,516
QTS REALTY TRUST INC REIT USD	930,672
QUALCOMM INC COMMON STOCK USD 0.0001	2,293,627
QUANEX BUILDING PRODUCTS CORP COMMON STOCK USD	183,422
QUANTA SERVICES INC COMMON STOCK USD 0.00001	227,930
QUIDEL CORP COMMON STOCK USD 0.001	853,991
QURATE RETAIL INC COMMON STOCK USD 0.01	474,558
RADIAN GROUP INC COMMON STOCK USD 0.001	254,997
REALPAGE INC COMMON STOCK USD 0.001	450,694
RED ROBIN GOURMET BURGERS INC COMMON STOCK USD	141,161
REDFIN CORP COMMON STOCK USD	2,876,921
REDWOOD TRUST INC REIT USD 0.01	145,800
REGIONS FINANCIAL CORP COMMON STOCK USD 0.01	621,279
REINSURANCE GROUP OF AMERICA INC COMMON STOCK USD	461,949
RELIANCE STEEL & ALUMINUM CO COMMON STOCK USD	156,167
REPUBLIC SERVICES INC COMMON STOCK USD 0.01	902,061
REVANCE THERAPEUTICS INC COMMON STOCK USD 0.001	791,294
REXNORD CORP COMMON STOCK USD 0.01	441,055
RH COMMON STOCK USD 0.0001	636,017
RIGNET INC COMMON STOCK USD 0.001	142,956
RITCHIE BROS AUCTIONEERS INC COMMON STOCK CAD 0	1,590,739
ROYAL DUTCH SHELL PLC ADR USD	335,891
RYDER SYSTEM INC COMMON STOCK USD 0.5	260,036
S&P GLOBAL INC COMMON STOCK USD 1	2,853,099
S&T BANCORP INC COMMON STOCK USD 2.5	105,600
SABRA HEALTH CARE REIT INC REIT USD 0.01	385,934
SABRE CORP COMMON STOCK USD 0.01	2,379,762
SAILPOINT TECHNOLOGIES HOLDINGS INC COMMON STOCK	1,636,872
SALESFORCE.COM INC COMMON STOCK USD 0.001	7,592,848
SALLY BEAUTY HOLDINGS INC COMMON STOCK USD 0.01	2,699,376
SANDY SPRING BANCORP INC COMMON STOCK USD 1	137,580
SAP SE ADR USD	1,736,108
SCHWEITZER-MAUDUIT INTERNATIONAL INC COMMON STOCK	416,079
SCIENCE APPLICATIONS INTERNATIONAL CORP COMMON	853,405
SENSATA TECHNOLOGIES HOLDING PLC COMMON STOCK USD	3,735,615
SERVICENOW INC COMMON STOCK USD 0.001	1,847,784
SHOPIFY INC COMMON STOCK CAD	1,267,087
SHUTTERSTOCK INC COMMON STOCK USD 0.01	1,169,552
SIGNATURE BANK/NEW YORK NY COMMON STOCK USD 0.01	696,301
SKECHERS USA INC COMMON STOCK USD 0.001	3,340,444
SKYWORKS SOLUTIONS INC COMMON STOCK USD 0.25	930,655
SL GREEN REALTY CORP REIT USD 0.01	165,493
SLM CORP COMMON STOCK USD 0.2	1,079,928
SMILEDIRECTCLUB INC COMMON STOCK USD	241,067
SOLARWINDS CORP COMMON STOCK USD 0.001	1,837,730
SONOCO PRODUCTS CO COMMON STOCK USD 0	153,004
SOUTHERN FIRST BANCSHARES INC COMMON STOCK USD	115,275
SOUTHERN NATIONAL BANCORP OF VIRGINIA INC COMMON	59,269
SOUTHWEST AIRLINES CO COMMON STOCK USD 1	283,636
SP PLUS CORP COMMON STOCK USD 0.001	234,001
SPECTRUM BRANDS HOLDINGS INC	185,605
SPECTRUM PHARMACEUTICALS INC COMMON STOCK USD	72,775
SPIRIT AIRLINES INC COMMON STOCK USD 0.0001	355,091
SPIRIT REALTY CAPITAL INC REIT USD 0.05	175,015

SPLUNK INC COMMON STOCK USD 0.001	2,696,010
SQUARE INC COMMON STOCK USD 0.000001	831,422
SS&C TECHNOLOGIES HOLDINGS INC COMMON STOCK USD	1,716,253
STAG INDUSTRIAL INC REIT USD 0.01	852,597
STANDARD MOTOR PRODUCTS INC COMMON STOCK USD 2	149,389
STANDEX INTERNATIONAL CORP COMMON STOCK USD 1.5	235,511
STARWOOD PROPERTY TRUST INC REIT USD 0.01	427,613
STERIS PLC COMMON STOCK USD 75	2,024,595
STEVEN MADDEN LTD COMMON STOCK USD 0.0001	459,347
STITCH FIX INC COMMON STOCK USD 0.00002	2,550,732
STOCK YARDS BANCORP INC COMMON STOCK USD 0	73,703
SUNCOKE ENERGY INC COMMON STOCK USD 0.01	273,073
SVB FINANCIAL GROUP COMMON STOCK USD 0.001	2,817,924
SWITCH INC COMMON STOCK USD 0.001	1,046,870
SYKES ENTERPRISES INC COMMON STOCK USD 0.01	184,210
SYNCHRONY FINANCIAL COMMON STOCK USD 0.001	595,101
SYNEOS HEALTH INC COMMON STOCK USD 0.01	1,899,037
SYNNEX CORP COMMON STOCK USD 0.001	819,168
SYNOVUS FINANCIAL CORP COMMON STOCK USD 1	400,214
TANGER FACTORY OUTLET CENTERS INC REIT USD 0.01	168,555
TARGET CORP COMMON STOCK USD 0.0833	632,460
TCF FINANCIAL CORP COMMON STOCK USD 1	617,713
TEMPUR SEALY INTERNATIONAL INC COMMON STOCK USD	631,533
TENNANT CO COMMON STOCK USD 0.375	1,674,345
TERADYNE INC COMMON STOCK USD 0.125	1,233,762
TESLA INC COMMON STOCK USD 0.001	3,900,091
TETRA TECH INC COMMON STOCK USD 0.01	280,020
TEXAS CAPITAL BANCSHARES INC COMMON STOCK USD 0.01	566,110
THERMO FISHER SCIENTIFIC INC COMMON STOCK USD 1	2,080,384
TIMKEN CO/THE COMMON STOCK USD 0	354,246
T-MOBILE US INC COMMON STOCK USD 0.0001	433,506
TOTAL SA ADR USD	1,486,077
TRANSDIGM GROUP INC COMMON STOCK USD 0.01	1,318,905
TRANSOCEAN LTD COMMON STOCK USD 0.1	407,186
TREEHOUSE FOODS INC COMMON STOCK USD 0.01	618,618
TRIMBLE INC COMMON STOCK USD 0	1,000,185
TRINET GROUP INC COMMON STOCK USD 0.000025	2,079,229
TRINSEO SA COMMON STOCK USD 0.01	217,716
TRIPADVISOR INC COMMON STOCK USD 0.001	2,090,660
TTEC HOLDINGS INC COMMON STOCK USD 0.01	402,500
TTM TECHNOLOGIES INC COMMON STOCK USD 0.001	284,535
TUTOR PERINI CORP COMMON STOCK USD 1	154,037
TWILIO INC COMMON STOCK USD 0.001	883,242
TWO HARBORS INVESTMENT CORP REIT USD 1	1,113,583
UBER TECHNOLOGIES INC COMMON STOCK USD 0.00001	1,285,006
UGI CORP COMMON STOCK USD 0	495,332
UMPQUA HOLDINGS CORP COMMON STOCK USD 0	204,156
UNDER ARMOUR INC COMMON STOCK USD 0.000333	848,504
UNITED AIRLINES HOLDINGS INC COMMON STOCK USD 0.01	270,612
UNITED RENTALS INC COMMON STOCK USD 0.01	289,346
UNITEDHEALTH GROUP INC COMMON STOCK USD 0.01	2,498,830
UNIVERSAL CORP/VA COMMON STOCK USD 0	246,043
UNIVERSAL DISPLAY CORP COMMON STOCK USD 0.01	368,247
UNIVERSAL HEALTH SERVICES INC COMMON STOCK USD	1,200,617
UNUM GROUP COMMON STOCK USD 0.1	573,606
UPLAND SOFTWARE INC COMMON STOCK USD 0.0001	319,605
US FOODS HOLDING CORP COMMON STOCK USD 0.01	296,288
VALVOLINE INC COMMON STOCK USD 0.01	581,688
VARONIS SYSTEMS INC COMMON STOCK USD 0.001	2,751,789
VERITEX HOLDINGS INC COMMON STOCK USD 0.01	190,802
VERIZON COMMUNICATIONS INC COMMON STOCK USD 0.1	410,950
VERTEX PHARMACEUTICALS INC COMMON STOCK USD 0.01	1,773,276

	VF CORP COMMON STOCK USD 0	687,255
	VIACOMCBS INC COMMON STOCK USD	1,954,323
	VIKING THERAPEUTICS INC COMMON STOCK USD 0.00001	656,277
	VISA INC COMMON STOCK USD 0.0001	6,798,786
	VISTRA ENERGY CORP COMMON STOCK USD 0.01	228,613
	VOYA FINANCIAL INC COMMON STOCK USD 0.01	581,505
	WALKER & DUNLOP INC COMMON STOCK USD	772,538
	WALMART INC COMMON STOCK USD 0.1	1,342,913
	WALT DISNEY CO/THE COMMON STOCK USD 0.01	881,791
	WELBILT INC COMMON STOCK USD 0.01	309,983
	WESCO INTERNATIONAL INC COMMON STOCK USD 0.01	432,003
	WESTERN UNION CO/THE COMMON STOCK USD 0.01	838,241
	WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORP COMMON	630,024
	WESTLAKE CHEMICAL CORP COMMON STOCK USD 0.01	159,170
	WHITE MOUNTAINS INSURANCE GROUP LTD COMMON STOCK	385,966
	WISDOMTREE INVESTMENTS INC COMMON STOCK USD 0.01	742,930
	WIX.COM LTD COMMON STOCK USD 0.01	2,921,088
	WOLVERINE WORLD WIDE INC COMMON STOCK USD 1	803,734
	WOODWARD INC COMMON STOCK USD 0.00292	1,004,134
	WORKDAY INC COMMON STOCK USD 0.001	2,359,200
	WORLD FUEL SERVICES CORP COMMON STOCK USD 0.01	862,262
	WSFS FINANCIAL CORP COMMON STOCK USD 0.01	224,041
	WYNDHAM DESTINATIONSINC	991,983
	WYNDHAM HOTELS & RESORTS INC COMMON STOCK USD 0.01	3,988,372
	XILINX INC COMMON STOCK USD 0.01	835,934
	YELP INC COMMON STOCK USD 0.000001	352,863
	ZIMMER BIOMET HOLDINGS INC COMMON STOCK USD 0.01	1,020,056
	Total Corporate Stock	$600,687,149

	Registered Investment Companies
	DODGE & COX INTERNATIONAL STOCK FUND OPEN-END FUND	$65,927,691
(a)	JPMORGAN US GOVT MMKT FUND CAPITAL SHARES - FUND	27,259,027
	Total Registered Investment Companies	$93,186,718

	Self Directed Brokerage
	VARIOUS	$73,408,748
	Total Self Directed Brokerage	$73,408,748

(a)	Notes Receivable From Participants (interest rate ranging from 4.25% through 10.5% maturing through June 2047)	$76,418,775

	Net Assets Pending Settlement	$(2,970,674)

	TOTAL NET ASSETS	$4,353,088,740

(a)	Party-in-interest to the Plan.
Note:	Historical Cost is not required as all investments are participant-directed.

AEP RETIREMENT SAVINGS 401(K) PLAN
EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of PricewaterhouseCoopers LLP